Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 26, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11611
Inflation Hedge Portfolio, Series 58
(the “Trust”)
CIK No. 2022988 File No. 333-280375

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Given the inflation hedge strategy, please include additional disclosure explaining how the actively managed Funds align with the inflation hedge strategy. Specifically, please address whether, compared to large index-tracking ETFs, some of the active managers are targeting countercyclical or inflation-friendly investments directly in furtherance of the strategy.

Response:The Trust notes that the Common Stocks and Funds were generally selected by the research department for their ability to act as a hedge against inflation (i.e., protect against a decrease in the purchasing power of money). The Trust respectfully declines to add any disclosure with respect to the strategies of the underlying Funds that the Trust will invest in as the Trust does not believe it is necessary for investor comprehension, but will add a sentence noting that the Funds were selected for inclusion in the portfolio in part based on their efficacy in offsetting the effects of inflation.

2.The Staff notes that the Portfolio Selection Process does not include parameters on the percentage of the portfolio that is common stocks, ETFs, and ETPs, or the percentage of the portfolio that will invest in the energy, materials, agriculture, REITs, commodities, and fixed income sectors. If these percentages are unknown until the portfolio is constructed, then indicate so and provide a note to investors to see the Schedule of Investments for how the portfolio is ultimately constructed.

Response:The Sponsor does not necessarily intend to allocate specific percentages of the portfolio to investments in common stocks, ETFs, and ETPs, or to the energy, materials, agriculture, REITs, commodities, and fixed income sectors. However, the Trust notes that the final portfolio holdings, broken down by investments in common stocks, ETFs, and ETPs and by GICS sector, will be listed in the Schedule of Investments. Therefore, the Trust believes the disclosure, as currently presented, is sufficient for investor comprehension.

3.If any of the ETFs or ETPs in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs or ETPs.

Response:If the Trust has exposure to any ETFs or ETPs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon